EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and Six Months Ended July 31, 2022

This following Management’s Discussion and Analysis (“MD&A”) is prepared as of September 27, 2022 and provides a review of the financial condition and results of operations for BetterLife Pharma Inc. (the “Company” or “BetterLife”) for the three and six months ended July 31, 2022. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended July 31, 2022 and 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The financial information presented in this MD&A is derived from the unaudited condensed consolidated interim financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

BUSINESS OVERVIEW

BetterLife is a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.”. On June 26, 2007, it changed its name to “Neurokine Pharmaceuticals Inc.”. On April 7, 2015, the Company changed its name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, it changed its name to “BetterLife Pharma Inc.”. The Company’s principal executive office is located at 1275 West 6th Avenue, #300, Vancouver, B.C. Canada V6H 1A6. BetterLife’s common shares are traded on the Canadian Securities Exchange under the symbol “BETR”.

BetterLife is an emerging biotechnology company primarily focused on developing and commercializing compounds for the treatment of neurological disorders. BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight viral infections.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

In March 2020, the Company completed the acquisition of SolMic AG (“Solmic”) and the patented Solmic solubilization drug delivery technology for oral platform. On December 17, 2021, the Company signed a share contract with an unrelated third party (the “BetterLife Europe Purchaser”) for the sale of 100% of the issued and outstanding common shares of BetterLife Europe Pharmaceuticals AG (“BetterLife Europe”). Pursuant to the sale of BetterLife Europe, the Company’s Solmic patents and Solmic AG, fully-owned subsidiary of BetterLife Europe, were transferred to the BetterLife Europe Purchaser and the Company is no longer pursuing commercialization of cannabis products in Europe.

In December 2020, the Company closed on a share purchase agreement with an unrelated third party (the “Purchaser”) pursuant to which 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary, was sold. Pursuant to the sale, the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada and its in-process Health Canada license application was transferred to the Purchaser and the Company strategically exited the Canadian cannabis manufacturing market. The Company remains a guarantor on the lease at Dollard-des-Ormeaux, Quebec, Canada until the lease expiry date of April 30, 2025.

On December 18, 2020, the Company acquired 100% of the assets in Nutraneeds LLC (“Nutraneeds”) in an all-stock transaction. Pursuant to the acquisition, the Company issued 13,333,333 common shares to principals of Nutraneeds. The assets acquired address unmet mental health needs through the development of patented next generation psychedelic therapeutics, including the LSD derivative 2-Bromo-LSD.

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Product Description and Target Disease

BETR-001’s active chemical is 2-bromo-lysergic acid diethylamide (“2-bromo-LSD”). BETR-001 is a non-hallucinogenic LSD derivative molecule that is believed to mimic the projected therapeutic potential of LSD without the burden of its hallucinogenic effects. Human clinical trials were conducted several decades ago with 2-bromo-LSD synthesized from LSD. These trials showed that 2-bromo-LSD did not cause hallucinations, and as such the molecule was thought to have limited pharmacological value and not of interest compared to LSD. In the 1950s and 1960s, LSD was studied for the treatment of people with a number of psychiatric conditions but the very strict controlled substance classification of LSD (Schedule 1) hampered its further development as a therapeutic in this arena. This is however changing now, with LSD research as a psychiatric therapeutic currently experiencing a renaissance. LSD’s hallucinogenic properties are believed to arise from its pharmacological effects on the serotonin 5HT2A receptor. The 2-bromo modification on the LSD structure is proposed to alter the pharmacological effect of the compound on the 5HT2A receptor, and lead to 2-bromo-LSD’s non-hallucinogenic properties compared to LSD, while maintaining its therapeutic potential. Previously, 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010, a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. The Company plans to develop BETR-001 to treat mental health disorders including but not limited to major depressive disorders (MDD) and neuropathic pain indications. BETR-001 is orally administered. The Company’s intented goal is to develop BETR-001 as a patient self-administered medication prescribed by a psychiatrist. In terms of regulations, 2-bromo-LSD per se is not usually classified as a controlled substance, but if its synthesis uses LSD as starting material, the synthesis falls under Schedule 1 controlled substance regulations. The Company has developed and uses a manufacturing process pathway that does not use LSD as starting material to make 2-bromo-LSD, a manufacturing process that is protected by the Company’s issued and provisional patents. This manufacturing is therefore not subject to Schedule 1 controlled substance restrictions, and the Company can move ahead with BETR-001 large scale synthesis without these restrictions.

BETR-002’s active pharmaceutical ingredient is dihydrohonokiol-B (“DHH-B”). DHH-B is a derivative of honokiol, which is the active anxiolytic (anti-anxiety) ingredient of magnolia bark extracts. Magnolia bark extracts have been used in traditional Chinese medicines for centuries as anxiolytic medication. Several animal studies on safety and anxiolytic efficacy of honokiol/magnolia bark extract have been published1. Only two human clinical trials have been published on honokiol (given as magnolia bark extract)2. Magnolia bark extract/honokiol is sold as a nutraceutical. DHH-B has been shown in animal studies to have significantly (20x) more anxiolytic activity than its parent molecule honokiol3. Animal studies have also shown that DHH-B does not have the side effects of benzodiazepines4 and not to be addictive like benzodiazepines5. No human clinical trials have been conducted on DHH-B. BETR-002 is DHH-B formulated in the Company’s patented formulation (provisional) to overcome DHH-B’s insolubility and poor bioavailability for potential treatment of anxiety and other neuro-psychiatric disorders. The Company intends to develop DHH-B as a treatment for benzodiazepine dependency, anxiety and spasticity.

MM-003 is a patent pending proprietary recombinant human interferon alpha-2b (“IFNa2b”) inhalation formulation. IFNa2b is a known broad acting anti-viral protein that is normally naturally synthesized by the body’s cells as the first line of defense against viral infections. IFNa2b has been registered and marketed for decades as Intron® A for use as intravenous, intramuscular, sub-cutaneous or intra-lesional injections to treat various kinds of cancers and hepatitis B and C. In recent studies, IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication, and a human trial published Friday May 15, 2020 in Frontiers of Immunology titled “Interferon-a2b Treatment for COVID-19”, indicated that inhaled IFNa2b had therapeutic efficacy in COVID-19 disease. The Company has developed its own patent pending recombinant human IFNa2b and inhalation formulation, and intends to develop MM-003 as an inhaled IFNa2b for treatment of COVID-19 and other respiratory viral infections.

______________________________

1 Review Sarrica et al 2018

2 Kalman et al 2008; Campus et al 2011

3 Kuribara et al 2000 J Pharm Pharmacol

4 Benzodiazepines include Xanax™, Valium™, Klonopin™ and Ativan™

5 Kuribara et al 2000 J Pharmacol Biochem & Behaviour; Maruyama et al 2001

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Cautionary note: The Company is not making any express or implied claims that MM-003 or any other product has the ability to treat, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of MM-003 are under investigation and market authorization has not yet been obtained.

MM-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. MM-001 is being developed as topical cream for local intravaginal use to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. Current treatments of advanced CIN are all based on invasive surgical procedures. MM-001 is being developed to be a non-invasive, self-administered treatment for CIN, with minimal side effects. Small human MM-001 Phase 1-2 trials have been completed. The IFNa2b used to manufacture the MM-001 in these previous Phase 1-2 trials were sourced from outside the Company. The Company intends to complete the development of its own patent pending recombinant human IFNa2b and use that in future development of MM-001.

AP-002 is an organo-gallium complex whose drug substance is tris (8-quinolinolato) gallium(III). The finished drug product is an enteric protected tablet for oral administration. Preclinical studies show that AP-002 has distinct direct anti-tumor activity. The activity profile of AP-002 makes it a promising development candidate to potentially treat cancers.

Product Current Stage of Development

2-bromo-LSD, the active ingredient in BETR-001, as synthesized by others, has been tested in human studies previously, mainly in healthy subjects. Most of these human studies were conducted at the end of the 1950’s and early 1960’s. The CMC (chemistry, manufacturing, controls) specifications of the 2-bromo-LSD in these studies is not known. Therefore, for purposes of US Food and Drug Administration (“FDA”) or other health regulatory authority purposes to start human clinical trials, BETR-001 is classified as a new molecular entity and is currently at the preclinical stage of development.

BETR-002 has not been tested in human studies. It is currently in preclinical stage of development.

The active pharmaceutical ingredient in both MM-001 and MM-003 are the same. It is recombinant human IFNa2b. A proprietary recombinant human IFNa2b produced in E. coli is under development, which will provide the drug substance to be used for both the MM-001 cream or MM-003 inhalation formulations.

For health regulatory authority purposes to start human clinical trials, MM-003 is considered to be at preclinical stage of development.

For health regulatory authority purposes to start human clinical trials, MM-001 is considered clinical stage and with certain bridging studies (to be confirmed), it can potentially begin Phase 2 studies.

AP-002 is currently in Phase 1 clinical trial in cancer patients, which was stopped in 2021 due to poor enrollment because of the COVID-19 pandemic. The trial has not been restarted.

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Product Current Regulatory Status, Development Strategy and Projected Timelines

BETR-001 is currently at preclinical stage of development. BetterLife is currently setting up GMP manufacturing of BETR-001. Simultaneously, BetterLife has started and plans to complete all the necessary preclinical and IND enabling toxicology studies. The BETR-001 investigational new drug (“IND”) filing is projected to be in 2023. Upon clearance of the IND, BetterLife currently plans to conduct a randomized placebo controlled single ascending dose (SAD) and multiple ascending dose (MAD) Phase 1 trial in healthy volunteers. As currently foreseen, the Phase 1 will then be followed with randomized placebo controlled Phase 2 trials: one trial in MDD and one trial in neuropathic pain.

BETR-002 is currently at preclinical stage of development. BetterLife intends to set up GMP manufacturing of BETR-002, and alongside complete all the necessary preclinical and IND enabling toxicology studies. The timing of BETR-002 IND and clinical trials is currently under assessment. As currently foreseen, the BETR-002 IND will be followed with a randomized placebo controlled Phase 1 clinical trial in healthy volunteers, which will then be followed with a randomized placebo controlled Phase 2 trial treating benzodiazepine dependency.

MM-003 is currently in preclinical stage of development. The manufacturing and formulation work is currently ongoing. A pre-IND discussion has been conducted with the FDA for use of MM-003 inhalation in COVID-19. Based on FDA feedback, an inhalation GLP toxicology study in rats using MM-003, is under planning. Given the advent of effective SARS-CoV-2 vaccines, the MM-003 development timing and path are being currently reassessed. IFNa2b is a broad acting anti-viral agent, and studies show that it is effective against many viruses. The timing of MM-003 IND and clinical trials is currently under reassessment.

The previously completed MM-001 Phase 1-2 trials were conducted using MM-001 which had IFNa2b provided by Merck & Co. under a supply agreement, which is now terminated. The Company is now manufacturing its own proprietary IFNa2b to be used in manufacturing of MM-001 for all future trials. MM-001 has an US IND. The MM-001 IND is currently inactive. With MM-001 manufactured using the Company’s own IFNa2b, the Company plans to file a new IND under which the MM-001 Phase 2b will be conducted in US. The timing of MM-001 IND and clinical trials is currently under reassessment.

AP-002 Phase 1 clinical trial remains closed. The Company is currently reassessing this program, to determine how best to proceed.

Other Platform Technologies

The Company owns other platform technologies, which it does not have any current plans to develop and is assessing how best to proceed with these technologies.

Thrudermic Transdermal Nanotechnology (Topical Platform)

The Thrudermic lipid-based nano dispersion technology is used for topical cannabinoids. The technology has the ability to specifically formulate individual drugs to control and prolong drug release while maintaining steady therapeutic concentrations. The technology can handle water soluble and water insoluble drugs with no change to the skin morphology, no sensitivity to the digestive system, no pain from injections and no observed adverse reactions.

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Ready-To-Infuse Cannabis Technology

BetterLife’s patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form. The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products.

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the three and six months ended July 31, 2022, compared to the comparative periods in the prior fiscal year.

	THREE MONTHS ENDED			SIX MONTHS ENDED
	July 31, 2022		July 31, 2021	July 31, 2022		July 31, 2021
Revenue	$	nil	$ nil	$	nil	$ nil
Operating expenses		(1,231,725)	(3,355,118)		(4,285,185)	(5,810,296)
Other income (expense):
Accretion expense		(18,308)	(1,378)		(36,119)	(2,671)
Change in financial guarantee liability		(170,243)	(187,000)		(194,064)	(187,000)
Change in unrealized gains/losses on warrant liabilities		1,169	44,147		1,522	128,192
Interest expense		(1,663)	(15,265)		(3,332)	(35,075)
Other		18,000	6,577		18,000	81,149
Recovery of penalty expense		127,670	nil		127,670	nil
Settlements, net		150,000	(61,465)		257,710	(187,315)
Net (loss) income		$(1,125,100)	$(3,569,502)		$(4,113,798)	$(6,013,016)

Net loss for the three and six months ended July 31, 2022 decreased as compared to the prior comparative periods. The decrease was due to primarily to a decrease in operating expenses (see below). The decrease in net loss was also a result of settlement proceeds received from Pivot, which resulted in an increase in settlements, net from the prior periods, and recovery of penalty expense recorded during the periods.

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Expenses

	THREE MONTHS ENDED		SIX MONTHS ENDED
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
Consulting fees	$144,085	$223,686	$364,408	$466,783
Depreciation	4,609	$4,609	9,218	$9,218
Foreign exchange loss (gain)	21,646	(5,997)	53,575	77,929
General and administrative	71,639	89,246	148,995	200,737
Professional fees	209,798	330,960	404,583	498,070
Promotion and marketing	26,875	58,336	81,852	222,556
Research and development	306,816	2,236,651	2,222,137	3,563,893
Wages, salaries and employment expenses	446,257	417,627	1,000,417	771,110
Operating expenses	$1,231,725	$3,355,118	$4,285,185	$5,810,296

Operating expenses decreased as compared to the prior periods. During the current periods, the Company focused on its financing efforts to secure funds to continue proceeding with its research and development programs and reduced costs in most of its operating expenses. Wages, salaries and employment expenses increased from the prior periods due to share-based payments recorded on vesting of stock options granted by MedMelior to officers in December 2021.

The table below presents material components of general and administrative expense:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
Business licenses	$30	$14,731	$291	$17,525
Conferences	nil	3,688	nil	3,688
Information technology	330	3,842	2,820	9,720
Insurance	Nil	2,462	nil	10,671
Investor relations	24,000	18,440	48,000	18,440
Office	12,672	14,433	32,214	50,306
Press release	9,496	1,080	18,837	22,439
Public listing expense	20,311	28,488	35,075	61,628
Telecommunications	nil	212	125	2,142
Travel, meals and entertainment	nil	nil	nil	545
Website costs	4,801	1,870	11,631	3,633
	$71,639	$89,246	$148,995	$200,737

General and administrative expense decreased as compared to the prior period. This decrease was due mainly to a decrease in business licenses, conferences, information technology, insurance, office and public listing expense as the Company continued its focus on cash conservation during the periods. Investor relations expense increased as the Company hired an investor relations consultant.

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SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	July 31, 2022		April 30, 2022		January 31, 2022		October 31, 2021
Total revenue	$	nil	$	nil	$	nil	$	nil
Net loss		$(1,125,100)		$(2,988,698)		$(3,938,373)		$(2,207,785)
Net loss per share – basic		$(0.01)		$(0.04)		$(0.04)		$(0.03)
Net loss per share – diluted		$(0.01)		$(0.04)		$(0.04)		$(0.03)

	QUARTERS ENDED
	July 31, 2021		April 30, 2021		January 31, 2021		October 31, 2020
Total revenue	$	nil	$	nil	$	nil	$	nil
Net loss		$(3,569,502)		$(2,443,514)		$(27,505,630)		$(7,349,151)
Net loss per share - basic		$(0.05)		$(0.04)		$(1.00)		$(0.25)
Net loss per share - diluted		$(0.05)		$(0.04)		$(1.00)		$(0.25)

Net loss for the quarter ended October 31, 2020 included losses on impairments of abandoned assets and intangible assets. Upon signing of the share purchase agreement for the sale of Pivot, the Company exited the cannabis manufacturing industry in Canada. As a result, the Company impaired assets related to its lease at 285-295 Kesmark Street in Quebec, Canada as well as intangible assets originally intended to be used in the manufacture of cannabis products.

Net loss for the quarter ended January 31, 2021 included a non-recurring expense charge of $16,666,666 related to unidentifiable assets acquired as part of the acquisition of assets from Nutraneeds as well as impairments taken on the Company’s intangible assets.

From May through June 2021, the Company secured gross proceeds of over $10 million from a non-brokered private placement and from financings under a shelf prospectus. These financing proceeds allowed the Company to begin pre-clinical programs related to its BETR-001 and MM-003 programs during the quarter ended July 31, 2021.

During the quarter ended January 31, 2022, the Company increased its estimate of financial guarantee liability related to its guarantee of the lease at 285-295 Kesmark Street in Quebec, which resulted in a higher net loss compared to the immediately preceding quarter.

Net loss for the quarter ended July 31, 2022 was lower than the prior quarters as the Company focused its efforts on securing financing and minimized its expenditures.

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LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure. The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, BetterLife may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash. While the Company has incurred losses to date, with an accumulated deficit of $107,282,034 at July 31, 2022, management expects to continue to fund its development efforts through its access to public capital markets. However, there can be no assurance that it will gain adequate market acceptance for its projects or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

Working Capital

The following table presents the Company’s working capital at July 31, 2022 and January 31, 2022:

	July 31, 2022	January 31, 2022
Current assets	$241,416	$1,142,928
Current liabilities	$6,343,605	4,143,147
Working capital (deficiency)	$(6,102,189)	$(3,000,219)

Working capital deficiency increased as compared to January 31, 2022. The Company continued to drawdown on the significant financings it closed in mid 2021 on its development programs and general working capital.

Statements of Cash Flows

The following table presents the Company’s cash flows for the six months ended July 31, 2022 and 2021:

	SIX MONTHS ENDED
Net cash provided by (used in):	July 31, 2022	July 31, 2021
Operating activities	$(728,294)	$(7,124,868)
Investing activities	nil	nil
Financing activities	573,334	11,233,368
Effect of foreign exchange rate changes on cash	(4,141)	(16,073)
Decrease (increase) in cash for the period	$(159,101)	$4,092,427

Cash used in operating activities for the six months ended July 31, 2022 decreased as compared to the prior period. During the prior period, the Company closed on a significant financing in June 2021, which had allowed the Company to pursue its BETR-001, BETR-002 and MM-003 development programs and thereby, increasing cash used for operating activities. During the current period, the Company continued to seek additional financing while minimizing expenditures from operating activities. Cash provided by financing activities for the current period included subscription proceeds received and common shares issued for cash by MedMelior.

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Commitments and Contingencies

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claim is unfounded and intends to vigorously defend these claims.

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot, a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021 (completed). Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease. The Company is assessing options available to contest the judicial demand from Olymbec and mitigate its damages.

The Company is a guarantor on the Lease, which was assigned together with the sale of Pivot in December 2020 pursuant to which the Company has recorded an allowance for financial guarantee liability of $1,277,359 (January 31, 2022 - $1,083,295) based on its best estimate of potential future loss.

In October 2021, the Company filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec. Pivot is the lessee of the “Lease and had not met its Lease liabilities upon which the Company, as guarantor, was required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec. In March 2022, the Company and Pivot signed a settlement agreement pursuant to which Pivot would make a lump sum payment of $300,000 to the Company as follows: $150,000 on or before April 1, 2022 and $150,000 on or before May 31, 2022 (the “Transaction”), which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022. During the three and six months ended July 31, 2022, $150,000 and $300,000 of settlement income, respectively, has been recorded in settlements, net on the condensed consolidated interim statements of comprehensive loss. On June 13, 2022, the Application was withdrawn by the Company.

The Company and MedMelior were named as defendants in a lawsuit filed in the Supreme Court of the State of New York, New York County, by MedMelior’s former pre-Amalgamation director pursuant to which a verified complaint was filed on January 20, 2022 seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the verified complaint on the basis of inconvenient forum and for lack of jurisdiction. On April 29, 2022, this former director filed a separate, parallel action against, among others, the Company and MedMelior in the United States District Court for the Southern District of New York, asserting substantially the same claims as in the state-court action. The Company believes both claims to be unfounded.

In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract in the amount of $64,500, which has been included in accounts payable and accrued liabilities, plus interest and costs. The Company denies the claim and filed a statement of defense and counterclaim in April 2022. In June 2022, this third party filed a reply and defense to the Company’s counterclaim.

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At July 31, 2022, certain of the Company’s research and development programs, with a total contracted amount of $5.7 million, were in progress of which the Company has paid $3.0 million and a further $2.7 million remains to be paid in future periods.

RISKS AND UNCERTAINTIES

Financial Risks

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada, U.S. and Australia. The carrying amount of cash represent the maximum exposure to credit risk. As at July 31, 2022, this amounted to $14,412.

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities, due to related parties, convertible debenture and the current portions of financial guarantee liability and loans payable are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at July 31, 2022 based on contractual undiscounted payments:

	0 – 12 Months $	Over 12 Months $
Accounts payable and accrued liabilities	4,919,194	–
Due to related parties	458,525	–
Financial guarantee liability	654,689	622,670
Convertible debenture	271,098	–
Loans payable	40,000	37,460
Warrant liabilities	–	24,540

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $158,000. The Company does not invest in derivatives to mitigate these risks.

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Business Risks

The Company is exposed to a number of “Risk Factors”, which are summarized below:

•	There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, shareholders could lose their investment.
•	The Company has incurred operating losses in each year since inception and may continue to incur substantial and increasing losses for the foreseeable future. The Company also has negative capital cash flows from operating activities. If the Company cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, it may suspend or cease its operations.
•	The Company will require substantial additional funds to complete its development and commercialization activities, and if such funds are not available, the Company may need to significantly curtail or cease operations.
•	The Company’s inability to complete its development projects in a timely manner could have a material adverse effect of the results of operations, financial condition and cash flows.
•	The Company may not commence or complete clinical testing for any of its prospective pharmaceutical products and the commercial value of any clinical study will depend significantly upon the Company’s choice of indication and patient population selection. If BetterLife is unable to commence or complete clinical testing or if it makes a poor choice in terms of clinical strategy, the Company may never achieve revenues.
•	The Company will rely on third parties to conduct its research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet the Company’s manufacturing requirements and applicable regulatory requirements or otherwise expected, the Company may not be able to commercialize its products, which may prevent the Company from becoming profitable.
•	If the Company is unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, it may not be successful in commercializing its product candidates.
•	The Company’s product candidates may never gain market acceptance, which could prevent the Company from generating revenues.
•	The Company faces potential product liability exposure, and any claim brought against the Company may cause it to divert resources from normal operations or terminate selling, distributing and marketing any of its products. This may cause BetterLife to cease its operations as it relates to that product.
•	The manufacturing of all of the Company’s products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent the Company from achieving its goals or becoming profitable.
•	Since certain of the Company’s directors are located outside of Canada, shareholders may be limited in their ability to enforce Canadian civil actions against the Company’s directors for damages to the value of their investment.
•	The Company plans to indemnify its directors and officers against liability to the Company and its security holders, and such indemnification could increase its operating costs.

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•	The Company has no sources of product revenue and it will not be able to maintain operations and research and development without sufficient funding.
•	The Company is highly dependent upon certain key personnel and their loss could adversely affect the Company’s ability to achieve its business objectives.
•	If the Company breaches any of the agreements under which it licenses rights to product candidates or technology from third parties, it can lose license rights that are important to its business. The Company’s current license agreements may not provide an adequate remedy for breach by the licensor.
•	Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and the Company’s product candidates may not have favorable results in later trials or in the commercial setting.
•	If the Company is unable to enroll subjects in clinical trials, it will be unable to complete these trials on a timely basis.
•	If the Company’s competitors develop and market products that are more effective than the Company’s existing product candidates or any products that it may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive.
•	The Company relies on contract manufacturers over whom it has limited control. If the Company is subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, its business operations could suffer significant harm.
•	The Company’s future success is dependent primarily on the regulatory approval of a single product.
•	The Company will be subject to extensive government regulation that will increase the cost and uncertainty associated with gaining final regulatory approval of its product candidates.
•	The Company’s products may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, thereby having an adverse effect on its business.
•	Negative results from clinical trials or studies of others and adverse safety events involving the targets of the Company’s products may have an adverse impact on future commercialization efforts.
•	The Company faces the risk of product liability claims, which could exceed its insurance coverage and produce recalls, each of which could deplete cash resources.
•	Changes in government regulations, although beyond the Company’s control, could have an adverse effect on its business.
•	The Company’s discovery and development processes may involve the use of companion diagnostics or biomarkers.
•	Significant disruption in availability of key components for ongoing preclinical and clinical studies could considerably delay completion of potential clinical trials, product testing and regulatory approval of potential product candidates.
•	The Company’s products or technologies may need to be used in connection with third-party technologies or products.
•	The Company may pursue other business opportunities in order to develop its business and/or products.
•	Generally, a litigation risk exists for any company that may compromise its ability to conduct the Company’s business.
•	The Company’s success depends on its ability to effectively manage its growth.

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•	It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence.
•	Significant disruptions of information technology systems or security breaches could adversely affect the Company’s business.
•	The COVID-19 pandemic and related government responses could have a material and adverse effect on the Company’s business, financial condition and results of operations, as set out in greater detail below.

Risks Related to Infectious Diseases and Related Government Responses

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company’s business and its financial condition may be adversely impacted by the effects of COVID-19 and other infectious diseases.

The extent to which COVID-19 and other infectious diseases may impact the Company’s business, operations, financial condition and the market for its securities will depend on future developments and government responses, which are highly uncertain and cannot be predicted. These include the duration, severity and scope of the outbreak and the actions taken by governmental entities to address and mitigate the pandemic. The Company’s business and operations could be adversely affected by the continued global spread of COVID-19 and any government actions to slow the spread of the infectious disease. Areas that may be impacted include, but without limitation, workforce productivity and health, disruptions to supply chains, limitations on travel and ability to successfully commercialize the Company’s product portfolios and deliver end products to customers.

Given the uncertainty and lack of predictability surrounding COVID-19, the Company is not able to predict the length and severity of impact to its business and operations. As a result, risks associated with COVID-19 may impact key estimates and assumptions used in the Company’s consolidated financial statements.

Risks Related to BetterLife’s Intellectual Property

•	If the Company is unable to maintain and enforce its proprietary intellectual property rights, it may not be able to operate profitably.
•	If the Company is the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause the Company to go out of business.
•	The Company may, in the future, be required to license patent rights from third-party owners in order to develop its products candidates. If the Company cannot obtain those licenses or if third party owners do not properly maintain or enforce the patents underlying such licenses, the Company may not be able to market or sell its planned products.
•	The Company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them.

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Risks Associated with BetterLife’s Securities

•	Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of the Company’s common shares and make it difficult for its shareholders to resell their shares.
•	The Company’s common share is or may be considered a penny stock. Trading of BetterLife’s common shares may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell their shares.
•	Shareholders will experience dilution or subordinated stockholder rights, privileges and preferences as a result of the Company’s financing efforts.
•	The Company does not intend to pay dividends and there will thus be fewer ways in which shareholders are able to make a gain on their investment, if at all.
•	The price of the Company’s shares may be subject to fluctuation in the future based on market conditions.

The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to BetterLife’s common shares.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

TRANSACTIONS BETWEEN RELATED PARTIES

During the three and six months ended July 31, 2022, BetterLife entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer. During the three and six months ended July 31, 2022, compensation of key management and directors of the Company totaled $550,991 and $1,105,322, respectively (three and six months ended July 31, 2021 – $422,964 and $789,624, respectively), and consisted of salaries, consulting fees, directors’ fees and share-based payments. During the six months ended July 31, 2022:

•	1,900,000 stock options were granted to directors and officers (six months ended July 31, 2021 – 700,000),
•	There were no stock options for key management or directors that were forfeited (six months ended July 31, 2021 – 896,965).

At July 31, 2022, the Company owed $458,525 to current and former key management and directors (January 31, 2022 - $144,867) and accounts payable and accrued liabilities include $512,960 owed to a former pre-Amalgamation director of MedMelior (January 31, 2022 - $466,363). During the three and six months ended July 31, 2022, $42,290 of settlement expense related to this former director of MedMelior was included in settlements, net on the condensed consolidated interim statements of comprehensive loss (three and six months ended July 31, 2021 - $61,465 and $187,315, respectively).

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PROPOSED TRANSACTIONS

There are none.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these condensed consolidated interim financial statements include, among others, the fair values of share-based payments and the valuations of long-lived assets, provisions, warrant liabilities and financial guarantee liability.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the going concern assessment of the Company, the expected economic lives of and the estimated future operating results and net cash flows from long-lived assets, the determination of functional currencies of the Company and its subsidiaries, and the determination of whether an acquisition is a business combination or an asset acquisition.

The global outbreak of COVID-19 has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition.

CHANGES IN ACCOUNTING POLICIES

Accounting Standards and Interpretations Not Yet Adopted

The following new accounting standards and interpretations will be adopted by the Company subsequent to July 31, 2022.

IAS 1 – Presentation of Financial Statements

IAS 1 has been revised to (i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

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IAS 1 has also been amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company does not expect the revisions to have a material impact on its consolidated financial statements.

IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 has been amended to introduce the definition of an accounting estimate and include other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its consolidated financial statements.

The following new accounting standards and interpretations were adopted by the Company at February 1, 2022.

IAS 16 – Property, Plant and Equipment (“IAS 16”)

IAS 16 has been amended to prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. The amendment did not have a material impact on the Company’s condensed consolidated interim financial statements.

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

IAS 37 has been amended to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022. The amendment did not have a material impact on the Company’s condensed consolidated interim financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Cash and amounts receivable are classified as amortized cost. Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss. The Company’s accounts payable and accrued liabilities, due to related parties, financial guarantee liability, convertible debentures and loans payable are measured at amortized cost. Their carrying values also approximate fair value. The Company’s warrant liabilities are measured at FVTPL.

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BetterLife recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the condensed consolidated interim statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a. Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

c. Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At July 31 and January 31, 2022, cash was measured and recognized in the condensed consolidated interim statement of financial position using Level 1 inputs in the fair value hierarchy. Amounts receivable, accounts payable and accrued liabilities, due to related parties, convertible debenture and loans payable were measured and recognized using Level 2 inputs. Financial guarantee liability and warrant liabilities were measured and recognized in the condensed consolidated interim statement of financial position at fair values that are categorized as Level 3 in the fair value hierarchy above. There were no transfers between level 1, 2 and 3 inputs during the three and six months ended July 31, 2022 and 2021.

SHARE DATA

The following table sets forth the outstanding common share, warrants, special warrants, compensation options, stock options, restricted share units and performance share units data for the Company as at September 27, 2022:

	Authorized	Issued
Common shares	Unlimited	85,401,241
Warrants		30,140,643
Compensation options		2,486,803
Stock options		4,510,000
Restricted share units		2,500
Performance share units		25,000

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) and in the United States on EDGAR (www.sec.gov/edgar).

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